FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 07, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Major Sales Contract Signed dated February 07, 2003


Exhibit No. 1

            British Energy signs major sales contracts with Centrica


As part of the new trading strategy announced on 28 November 2002, British Energy plc announces today that it has signed electricity sales contracts with Centrica plc for some 38 TWh of energy output over four years, starting April 2003. The contracts will comprise a combination of baseload and peak power provision. Over half of the output sold will be at a fixed price, with the remainder being linked to future electricity market prices. The deal includes credit cover arrangements for the term of the sales.

These contracts, together with the proposed new fuel contract with BNFL, significantly reduce British Energy's exposure to future movements in the electricity market price and thus represent a major element of the new trading strategy.

The deal has been executed between British Energy Power and Energy Trading Limited and British Gas Trading Limited, wholly owned subsidiaries of British Energy plc and Centrica plc respectively.



Notes:

 1. As announced on 28 November 2002, British Energy has entered into non-binding heads of terms with British Nuclear Fuels plc, which allow for fuel supply and waste management costs to be linked to wholesale electricity market prices.

 2. Also, on 28 November 2002 British Energy announced that it was implementing a new trading strategy under which it would seek to enter into short and medium-term power-sale contracts.

 3. The sale announced today covers 10 - 15% of British Energy's anticipated total UK generation over the period.

 4. 1 TWh equals a million MWh or a thousand million kWh

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Contacts:

Andrew Dowler                      0207 831 3113           Financial Dynamics
Paul Heward                        013552 62201            (Investor Relations)
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Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 07, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations